SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
     (Name, address and telephone number of person
authorized to receive notices and communications)
October 30, 2009
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	15	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,471,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,766,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,471,972

WITH	10	SHARED DISPOSITIVE POWER

		13,766,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,238,168

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.5%[1]

14	TYPE OF REPORTING PERSON

	IN
1 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	15	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%[2]

14	TYPE OF REPORTING PERSON

PN
2 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	15	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,004,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,822,423

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,254

WITH	10	SHARED DISPOSITIVE POWER

		18,822,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,826,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.8%[3]

14	TYPE OF REPORTING PERSON

	IN
3 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	15	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,399,007

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,399,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,655,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.6%[4]

14	TYPE OF REPORTING PERSON

	IN
4 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	15	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%%[5]

14	TYPE OF REPORTING PERSON

OO
5 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	15	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,842,137

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,842,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,842,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.0%[6]

14	TYPE OF REPORTING PERSON

OO
6 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	15	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%[7]

14	TYPE OF REPORTING PERSON

CO
7 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	15	Pages
          This Amendment No. 5 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”) and as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 5. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
          Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which is filed herewith as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
          Items 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.
ITEM 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Statement is hereby amended to add the following information:
          On November 5, 2009, each of Laura Baudo Sillerman, the spouse of Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos and TTERB agreed to purchase from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Private Placement”), 1,388,889 units (the “Units”) at an aggregate purchase price of $125,000 or $0.09 per Unit. Each Unit consists of (x) one share of Common Stock, (y) one warrant to purchase one share of Common Stock at an exercise price of $0.10 per share and (z) one warrant to purchase one share of Common Stock at an exercise price of $0.11 per share (the warrants referenced in preceding clauses (y) and (z) are hereinafter referred to as the “Private Placement Warrants”). Sillerman’s spouse with personal funds of $125,000, Kanavos and his spouse with personal funds of $125,000 and TTERB with working capital of $125,000 consummated the purchase of their Units on November 6, 2009.

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	15	Pages
ITEM 4. Purpose of the Transaction.
          Item 4 of the Statement is hereby amended to add the following information:
          Sillerman’s spouse, Kanavos and his spouse and TTERB purchased their Units from the Issuer in the Private Placement for investment purposes and to provide the Issuer with working capital. The Reporting Persons have no present plan or proposal that would relate to or result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except that on October 30, 2009 Sillerman, Kanavos and Torino through two corporate affiliates (LIRA Property Owner, LLC and its parent LIRA LLC; collectively, the “Newco Entities”) entered into a Lock Up and Plan Support Agreement (the “Lock Up Agreement”) with the Company’s Las Vegas subsidiaries and the first lien lenders under the Las Vegas subsidiaries’ $475 million mortgage loans.
          The purpose of the Lock Up Agreement is to pursue an orderly liquidation of the Company’s Las Vegas subsidiaries for the benefit of their creditors. The Las Vegas subsidiaries are currently in default under the $475 million mortgage loans secured by their Las Vegas property, which is substantially the Company’s entire business. As a result of legal actions taken by the first lien lenders, the Las Vegas property is under the exclusive possession and control of a court-appointed receiver and is subject to a pending trustee’s sale which has been adjourned until November 18, 2009.
          The Lock Up Agreement contemplates an orderly liquidation of the Las Vegas subsidiaries pursuant to a prepackaged chapter 11 bankruptcy proceeding. In the prepackaged chapter 11 bankruptcy proceeding, the Las Vegas property will be sold for the benefit of the Las Vegas subsidiaries’ creditors either pursuant to an auction sale for at least $256 million, or if the auction sale is not completed, pursuant to a prearranged sale to the Newco Entities under the terms of the bankruptcy proceeding’s plan of liquidation. The Lock Up Agreement contemplates implementation of the following transactions in connection with such orderly liquidation:
•	The Las Vegas subsidiaries will be merged into one surviving entity (the “Debtor”);

•	The Debtor will commence a voluntary prepackaged chapter 11 bankruptcy proceeding on or about November 16, 2009 with the United States Bankruptcy Court for the District of Nevada for the purpose of disposing of the Las Vegas property for the benefit of the Las Vegas subsidiaries’ creditors either pursuant to an auction sale for at least $256 million or, if the auction sale is not completed, pursuant to a prearranged sale to the Newco Entities under the terms of the prepackaged chapter 11 bankruptcy proceeding’s plan of liquidation;

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	15	Pages
•	Under the prearranged sale to one of the Newco Entities (LIRA Property Owner, LLC) as contemplated by the plan of liquidation, such entity will acquire the Las Vegas property for approximately $260 million (plus certain expenses, interest accruals and other items to the extent not paid during the prepackaged chapter 11 proceeding from the cash flows generated by the Las Vegas property’s real estate activities); and The first lien lenders will finance the prearranged sale to LIRA Property Owner LLC by entering into a new secured loan with it as the borrower under the following terms and conditions: (i) it will post a $2.2 million deposit before commencement of the prepackaged chapter 11 bankruptcy proceeding, (ii) it will fund up to $650,000 of expenses during the prepackaged chapter 11 bankruptcy proceeding, (iii) at closing, it will pay approximately $15 million in cash (in addition to the $2.2 million deposit referred to in preceding clause (i)), while the balance of the purchase price will be payable pursuant to the terms of the new secured loan, and it will prefund a minimum of $3.350 million of reserves (which reserves will be increased on a dollar-for-dollar basis to the extent that it does not fund the entire $650,000 of expenses under preceding clause (ii)), (iv) during the prepackaged chapter 11 bankruptcy proceeding, it will have to fund or assume other expenses as set forth in the Lock-Up Agreement, (v) Sillerman, Kanavos and Torino (the “Newco Entities Equity Sponsors”) will have to provide a “bad boy” guarantee of $60 million (decreasing over time to $20 million) in the event of a voluntary or collusive bankruptcy filing and/or misappropriation of funds, and (vi) in the event there is a fault-based termination of the Lock Up Agreement, it will forfeit its $2.2 million deposit to the first lien lenders and be obligated to pay the first lien lenders an additional $650,000 as liquidated damages.
     The Lock Up Agreement is terminable by the first lien lenders, so long as they are not in breach of the Agreement, under certain conditions, including, without limitation, (i) if the prepackaged bankruptcy proceeding has not been initiated by November 16, 2009 (the “Petition Date”), (ii) if the interim cash collateral order for the case has not been entered within 10 business days of the Petition Date or the final cash collateral order for the case has not become a final order within 55 days of the Petition Date, (iii) if the Newco Entities Equity Sponsors do not each execute and deliver by November 11, 2009 a firm commitment to fund the $2.2 million deposit by November 11, 2009 and, at closing, to fund approximately $16.8 million (net of up to $650,000 for previously advanced expenses in the case) to LIRA LLC and cause LIRA LLC to fund LIRA Property Owner, LLC to satisfy its obligations under the plan funding agreement for implementation of the plan and to consummate the transactions contemplated thereby and in the Lock Up Agreement, (iv) if the Newco Entities Equity Sponsors do not fund the $2.2 million deposit by November 11, 2009, (v) if the plan funding agreement for implementation of the plan of liquidation has not been executed and delivered by November 11, 2009, (vi) if it is reasonably certain that neither the auction sale of the Las Vegas property nor the plan of liquidation’s effective date is capable of occurring prior to May 18, 2010 or (vii) if the Company or any of the Las Vegas subsidiaries or any of the Newco Entities Equity Sponsors (including entities controlled by any of them) (x) objects to, challenges or otherwise commences or participates in any proceeding opposing the transactions contemplated by the Lock Up Agreement, or takes any action that is inconsistent with, or that would delay or obstruct, consummation of the transactions or transaction documents contemplated by the Lock Up Agreement, (y) directly or indirectly seeks, solicits, supports or formulates or prosecutes any plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Las Vegas subsidiaries that could be reasonably expected to prevent, delay or impede consummation of the transactions or transaction documents contemplated by the Lock Up Agreement or (z) directs or supports in any way any person to take (or who may take) any action that is inconsistent with its obligations under the Lock Up Agreement, or that could impede or delay implementation or consummation of the transactions contemplated by the Lock Up Agreement.
          The Lock Up Agreement is terminable by the Debtor, so long as neither the Debtor nor the Newco Entities are in breach of the Agreement, if any of the first lien lenders breach any of their obligations under the Lock Up Agreement after giving effect to any applicable notice and cure period.
          The Lock Up Agreement is terminable by either the Debtor or the Newco Entities if the final order has not been entered confirming the plan of liquidation and allowing the effective date for the plan of liquidation to occur on or before May 18, 2010.

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	15	Pages
          The foregoing description of the Lock Up Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the Lock Up Agreement, a copy of which is listed as and incorporated by reference herewith as Exhibit 16 and is incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
          Item 5 of the Statement is hereby amended and restated in its entirety as follows:
(a)	As of the date of this Statement:
          Sillerman beneficially owns (i) directly 14,471,972 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned of record by Sillerman; and (B) 1,200,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share) and (ii) indirectly 13,766,196 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 2,730,556 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 2,083,334 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.07 per share and the other half of which are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; and (E) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 42.5% of the 66,386,864 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 60,325,752 shares of Common Stock outstanding as of the date of this Statement, (y) the 3,283,334 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants and (z) the 2,777,778 shares of Common Stock issuable upon exercise of the Private Placement Warrants.
          Kanavos beneficially owns (i) directly 14,419,066 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 7,410,840 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 150,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; (F) 2,083,334 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.07 per share and the other half of which are presently exercisable at $0.08 per share; and (G) 2,777,778 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share) and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 29.8% of the 66,479,724 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 60,325,752 shares of Common Stock outstanding as of the date of this Statement, (y) the 3,376,194 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants and (z) the 2,777,778 shares of Common Stock issuable upon exercise of the Private Placement Warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
          Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 20,399,007 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 2,430,556 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by

CUSIP No.	302709-100	SCHEDULE 13D	Page	13	of	15	Pages
TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (D) 2,083,334 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.07 per share and the other half of which are presently exercisable at $0.08 per share; (E) 2,777,778 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; and (F) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 30.6% of the 67,409,722 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 60,325,752 shares of Common Stock outstanding as of the date of this Statement, (y) the 4,306,192 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants and (z) the 2,777,778 shares of Common Stock issuable upon exercise of the Private Placement Warrants.
          Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 9.0% of the 60,325,752 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
(b)	As of the date of this Statement:
          Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman possesses sole voting and sole dispositive power over 14,471,972 shares of Common Stock and possesses shared voting power and dispositive power over 13,766,196 shares of Common Stock.
          Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,004,254 shares of Common Stock and possesses shared voting power and dispositive power over 18,822,423 shares of Common Stock.
          Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 20,399,007 shares of Common Stock.
          Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
          (c) Except for the purchases of the Units described herein, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 4 on September 10, 2009.

CUSIP No.	302709-100	SCHEDULE 13D	Page	14	of	15	Pages
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Item 6 of the Statement is hereby amended to add the following information:
          On November 5, 2009, each of Sillerman’s spouse, Kanavos and his spouse and TTERB and the Issuer entered into subscription agreements, pursuant to which Sillerman’s spouse, Kanavos and his spouse and TTERB agreed to purchase an aggregate of 4,166,667 Units from the Issuer in the Private Placement. The Units were purchased for aggregate consideration of $375,000 on November 6, 2009. Under the terms of the Private Placement Warrants, the holders are entitled to purchase Common Stock at an exercise price of $0.10 per share or $0.11 per share, as applicable, subject to anti-dilution protection from stock splits and similar events during the terms of the Warrants. The Private Placement Warrants have seven-year terms, are immediately exercisable and are identical in all respects except for their exercise prices. The foregoing description of the Private Placement Warrants is qualified in its entirety by reference to the text of the Private Placement Warrants, the form of which is listed as and incorporated by reference herewith as Exhibit 15 and is incorporated herein by reference.
          On November 6, 2009, the Reporting Persons entered into a Second Amended and Restated Joint Filing Agreement. A copy of the Second Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 17 and incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
          Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

15	Form of Private Placement Warrant (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated October 30, 2009 and filed with the SEC on November 5, 2009)

16	Lock Up and Plan Support Agreement dated as of October 27, 2009 by and among Ladesbank Baden-Württemberg, Münchener Hypothekenbank EG, Deutsche Hypothekenbank (Actien-Gesellschaft), Great Lakes Reinsurance (UK) PLC, FX Luxury Las Vegas I, LLC, FX Luxury Las Vegas II, LLC, LIRA Property Owner, LLC and LIRA LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated October 30, 2009 and filed with the SEC on November 5, 2009)

17	Second Amended and Restated Joint Filing Agreement dated November 6, 2009 by and among Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Paul C. Kanavos, Brett Torino, ONIROT Living Trust dated 06/20/2000, TTERB Living Trust and Atlas Real Estate Funds, Inc.

CUSIP No.	302709-100	SCHEDULE 13D	Page	15	of	15	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2009	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: November 6, 2009	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner

Dated: November 6, 2009	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: November 6, 2009	/s/ Brett Torino
Brett Torino

Dated: November 6, 2009	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: November 6, 2009	TTERB Living Trust

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: November 6, 2009	Atlas Real Estate Funds, Inc.

By:	/s/ Paul Kanavos
Name:	Paul Kanavos
Title:	President